UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 6-K

	REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
	OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

	For the month of October 2004 (October 14, 2004)

	Commission File Number: 1-9141


	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                        Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes        			No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes        			No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes        			No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


Annexed hereto as Exhibit A is a joint press release of The News Corporation Limited ("News Corporation") and The DIRECTV Group, Inc. ("DIRECTV") dated October 11, 2004 relating to the reorganization and consolidation by News Corporation and DIRECTV of satellite TV platforms in Latin America.

Such announcement was released to the Australian Stock Exchange and in New York.





































	SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      						THE NEWS CORPORATION LIMITED



Date:	October 14, 2004			By:	/s/ Arthur M. Siskind
      							Arthur M. Siskind
      							Director





				EXHIBIT INDEX



	Exhibit						Page No. in Sequential
      							Numbering System


A. 	Press Release of The News Corporation Limited
     	and DIRECTV dated October 11, 2004.			6


































EXHIBIT A





Contacts:	Bob Marsocci			Andrew Butcher
		The DIRECTV Group		News Corporation
		(310) 726-4656			(212) 852-7070

		Investor Relations
      		The DIRECTV Group
      		(310) 964-0808

DIRECTV Group and News Corporation Announce Reorganization and
Consolidation of Satellite TV Platforms in Latin America

       EL SEGUNDO, CA, and NEW YORK, NY, October 11, 2004: The DIRECTV Group, Inc. and News Corporation today announced a series of transactions with Grupo Televisa, Globopar and Liberty Media that will result in the reorganization of the companies' direct-to-home (DTH) satellite TV platforms in Latin America. Highlights of the transactions include:

* Sky Brasil and DIRECTV Brasil will merge, and DIRECTV Brasil customers will migrate to Sky Brasil. The DIRECTV Group will acquire the interests of News Corp. and Liberty Media in Sky Brasil.
* DIRECTV affiliate Galaxy Mexico will close its operations and sell its subscriber list to Sky Mexico. DIRECTV customers in Mexico will be offered the opportunity to migrate to Sky Mexico. The DIRECTV Group will acquire the interest of News Corp and jointly with Televisa, the interest of Liberty Media in Sky Mexico.
* The DIRECTV Group will acquire the interests of Globo, Televisa, News Corp. and Liberty Media in Sky Multi-Country Partners, which has DTH platforms in Colombia and Chile. Sky customers in Colombia and Chile will migrate to DIRECTV.

The transactions are designed to ensure the long-term success of DIRECTV Latin America, which is 86 percent owned by The DIRECTV Group, and Sky Latin America by consolidating the two DTH platforms into a single platform in each of the major territories served in the region. In aggregate, The DIRECTV Group is paying $579 million in cash for the equity stakes in the Sky platforms.


      Brazil

	DIRECTV, News Corp. and Globo have entered into an agreement to merge DIRECTV Brasil and Sky Brasil, the Brazilian DTH provider that is owned by Globo, News Corp. and Liberty Media. The merger is subject to regulatory approval from the Brazilian government. Upon receipt of the necessary government approval and close of the transaction, DIRECTV customers will migrate to the Sky Brasil platform. In addition, DIRECTV will be issued shares representing 30 percent of the equity in the new merged entity. DIRECTV will acquire News Corp.'s and Liberty Media's equity stake in Sky Brasil and will own approximately 72 percent of the Company, while Globo will own the remaining 28 percent of Sky Brasil upon approval of the merger. DIRECTV will also have principal management of Sky Brasil. Globo will continue in its role as the lead supplier of Brazilian programming to the platform. As of June 30, 2004, there were approximately 423,000 DIRECTV customers in Brazil. Sky Brasil had approximately 806,000 customers.

	Mexico
       DIRECTV will close the operations of Galaxy Mexico, its Mexican affiliate, and Galaxy Mexico has sold its subscriber list to Sky Mexico in exchange for a note, which is subject to adjustment and is payable in approximately 18 months. This acquisition has been filed with the Mexican government. Sky Mexico will offer to DIRECTV subscribers the opportunity to move to the Sky Mexico platform. In order to ensure that DIRECTV customers in Mexico continue to receive uninterrupted service while they evaluate the Sky offer, Galaxy Mexico will maintain its service for a minimum of nine months. Shortly after the end of the nine months, Galaxy Mexico will surrender its DTH license and cease operations. Approximately six months after the completion of the migration period, DIRECTV will surrender the note for 15 percent of the equity in Sky
Mexico and acquire the balance of News Corp.'s equity stake in Sky Mexico for cash. At that time, DIRECTV and Televisa will also acquire Liberty Media's interest in Sky Mexico, also for cash. Upon completion of these transactions, Televisa and DIRECTV will own approximately 57 percent and 43 percent of Sky Mexico respectively. As of June 30, 2004, there were approximately 266,000 DIRECTV subscribers in Mexico and approximately 940,000 Sky Mexico subscribers.


       Other Latin America Territories
       Following the acquisition by DIRECTV of News Corp.'s, Globo's, Televisa's and Liberty Media's interests in Sky Multi-Country Partners, Sky Multi-Country's businesses will merge with DIRECTV in Chile and Colombia. Upon completion of the acquisition, DIRECTV will own 100 percent of Sky Multi-Country and Sky customers in Colombia and Chile will migrate to DIRECTV, and DIRECTV will service both countries from a single DTH platform. This transaction is subject to regulatory approval in Colombia. There are approximately 89,000 Sky subscribers in Chile and Colombia. The DIRECTV Group will operate its DTH platforms in Colombia and Chile, as well as in Argentina, Venezuela, Puerto Rico, the Caribbean and the rest of Latin America, under the newly-created "PanAmericana" platform. Following the acquisition of the Sky Multi-Country business, the PanAmericana platform will have approximately 938,000 subscribers.

Analyst/Media Conference Call Information
	The DIRECTV Group will host a conference call today for analysts and media concerning today's announcement. The call will begin at 11:00 am ET. The dial-in number is (913) 981-5522 (pass code is 891075). The first half of the call will be dedicated to taking questions from analysts; the second half of the call will be dedicated to taking questions from the media. A webcast of the conference call will also be available. To access the webcast go to www.directv.com and click on Investor Relations. A replay is scheduled to run from 1:00 pm PT today through 11:00 pm PT on October 15. The replay number is (719) 457-0820 (pass code is 891075).

About News Corp.
       The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2004 of approximately US$52 billion and total annual revenues of approximately US$21 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin. For more information about News Corporation, please visit www.newscorp.com.

About The DIRECTV Group
      The DIRECTV Group, Inc. (NYSE: DTV) is a world-leading provider of digital multichannel television entertainment, broadband satellite networks and services. The DIRECTV Group, Inc. is 34 percent owned by Fox Entertainment Group, which is approximately 82 percent owned by News Corporation Ltd. For more information please visit www.directv.com.




Forward looking statements
       This release may contain certain statements that we believe are, or may be considered to be, "forward looking statements" within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by use of statements that include phrases such as "believe," "expect," "anticipate" or other similar words or phrases. Similarly, statements relating to future events also are forward-looking statements.
All of these forward-looking statements are subject to certain risks and uncertainties that could cause actual results todiffer materially from the future results expressed or implied by the forward-looking statements due to various factors, including regulatory approvals, disruption to business from the completion of the contemplated transactions, increased competition, and changes in regulation. More detailed information on the matters referred to in this release, including litigation and other potential factors which could affect the rights or obligations of DIRECTV, is contained in the filings of The DIRECTV Group, Inc. with the U.S. Securities and Exchange Commission.